UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

June 18, 2026

Date of Report: (Date of earliest event reported)

MASTERWORKS VAULT 4, LLC

(Exact name of issuer as specified in its charter)

Delaware	93-2751431
State of other jurisdiction of	(I.R.S. Employer
incorporation or organization	Identification No.)

1 World Trade Center, 57th Floor, New York, NY 10007

(Full mailing address of principal executive offices)

(203) 518-5172

(Issuer’s telephone number, including area code)

www.masterworks.com

(Issuer’s website)

Series 326 Class A Ordinary Shares, Series 356 Class A Ordinary Shares, Series 361 Class A Ordinary Shares, Series 363 Class A Ordinary Shares, Series 366 Class A Ordinary Shares, Series 367 Class A Ordinary Shares, Series 368 Class A Ordinary Shares, Series 376 Class A Ordinary Shares, Series 380 Class A Ordinary Shares, Series 381 Class A Ordinary Shares, Series 383 Class A Ordinary Shares, Series 385 Class A Ordinary Shares, Series 387 Class A Ordinary Shares, Series 389 Class A Ordinary Shares, Series 391 Class A Ordinary Shares, Series 392 Class A Ordinary Shares, Series 393 Class A Ordinary Shares, Series 395 Class A Ordinary Shares, Series 403 Class A Ordinary Shares, Series 404 Class A Ordinary Shares, Series 405 Class A Ordinary Shares, Series 407 Class A Ordinary Shares, Series 412 Class A Ordinary Shares, Series 416 Class A Ordinary Shares, Series 418 Class A Ordinary Shares, Series 419 Class A Ordinary Shares, Series 422 Class A Ordinary Shares, Series 424 Class A Ordinary Shares, Series 425 Class A Ordinary Shares, Series 426 Class A Ordinary Shares, Series 427 Class A Ordinary Shares, Series 428 Class A Ordinary Shares, Series 433 Class A Ordinary Shares, Series 434 Class A Ordinary Shares, Series 435 Class A Ordinary Shares, Series 437 Class A Ordinary Shares, Series 440 Class A Ordinary Shares, Series 448 Class A Ordinary Shares, Series 450 Class A Ordinary Shares, Series 454 Class A Ordinary Shares, Series 455 Class A Ordinary Shares, Series 457 Class A Ordinary Shares, Series 458 Class A Ordinary Shares, Series 459 Class A Ordinary Shares, Series 460 Class A Ordinary Shares, Series 472 Class A Ordinary Shares, Series 477 Class A Ordinary Shares, Series 480 Class A Ordinary Shares, Series 496 Class A Ordinary Shares, Series 500 Class A Ordinary Shares, Series 502 Class A Ordinary Shares, Series 503 Class A Ordinary Shares, Series 516 Class A Ordinary Shares, Series 517 Class A Ordinary Shares, Series 523 Class A Ordinary Shares, Series 524 Class A Ordinary Shares, Series 527 Class A Ordinary Shares, Series 530 Class A Ordinary Shares, Series 536 Class A Ordinary Shares

(Securities issued pursuant to Regulation A)

Item 1. Fundamental Changes

On May 15, 2026, Masterworks Gallery, LLC, as agent for Series 356 (“Series 356”) of Masterworks Vault 4, LLC, a Delaware limited liability company (the “Company”) and the 356 Segregated Portfolio of Masterworks Cayman, SPC agreed to consign the sole artwork owned by the Company created by Cecily Brown (the “Artwork”) to an unaffiliated gallery (the “Consignee”), pursuant to a Consignment Agreement (the “Consignment Agreement”). A copy of the Consignment Agreement is attached to this Form 1-U as Exhibit 6.1.

Pursuant to the Consignment Agreement, the Consignee is appointed as the exclusive selling agent of the Artwork and may sell the Artwork to a third-party through July 25, 2026 (the “Consignment Period”), provided that Company receives a minimum net proceed amount in connection with the sale (the “Floor Price”). The Floor Price, along with any commission and or profit sharing arrangements, were determined based on arm’s length negotiations among the parties.

The Consignment Agreement also contains representations, warranties, and covenants of the parties that are customary for transactions of this type. The Artwork will be in the custody of the Consignee during the Consignment Period, and title of the Artwork will continue to be held by the Company unless (i) the Consignee executes a definitive sale of the Artwork and (ii) the Company receives the full amount of its net proceeds from such sale.

Exclusive consignments for a limited duration are a common method of exposing works to a segment of the market, but very often they do not result in a sale transaction. Accordingly, the Company cannot guarantee or express any opinion on the likelihood that a sale of the Artwork will be completed. If the Artwork is sold by the Consignee during the Consignment Period, in accordance with the Company’s Amended and Restated Operating Agreement, Series 356 will use the proceeds of the sale of the Artwork to pay or provide for payment of Series 356’s liabilities, costs and expenses and will distribute the remaining proceeds of the liquidation of the assets to Series 356’s shareholders of record, after which Series 356 will wind up operations and dissolve.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our most recent Offering Circular filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s EDGAR website. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Exhibit Index

Exhibit No.	Description of Exhibit

6.1	Consignment Agreement*

*Certain confidential portions (indicated by brackets and asterisks) of this exhibit have been omitted from this exhibit

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Masterworks Vault 4, LLC

	By:	/s/ Joshua B. Goldstein
	Name:	Joshua B. Goldstein
	Title:	General Counsel

Date: June 18, 2026